Exhibit 3.1

AMENDMENT TO THE

BYLAWS

OF

HAMPTON ROADS BANKSHARES, INC.

Effective as of February 10, 2016, Article V of the Bylaws of Hampton Roads Bankshares, Inc. is hereby amended by adding the following Section 5.6 immediately following Section 5.5:

5.6.         Control Share Acquisition Statute.  Article 14.1 of the Virginia Stock Corporation Act shall not apply to acquisitions of shares of the Corporation’s capital stock.